Exhibit 77Q1(b) - Deutsche X-trackers MSCI Europe Hedged Equity
ETF, Deutsche X-trackers MSCI Asia Pacific ex Japan Hedged
Equity ETF and Deutsche X-trackers Harvest CSI 300 China A-
Shares ETF (each a Series of DBX ETF Trust)

The following three Series became "diversified" by operation of law during the reporting period :

DBEU	Deutsche X-trackers MSCI Europe Hedged Equity ETF

DBAP	Deutsche X-trackers MSCI Asia Pacific ex Japan Hedged
Equity ETF

ASHR	Deutsche X-trackers Harvest CSI 300 China A-Shares ETF

As a result, each such Series has a more restrictive policy with respect to its ability to: (i) invest a percentage of its assets in the securities of any one issuer; and (ii) acquire a percentage of voting securities of any one issuer.